CLARON VENTURES INC.


                          GEOLOGICAL EVALUATION REPORT


                                     on the


                            LUCKY TODD MINERAL CLAIMS



Similkameen Mining Division                                    NTS 092H.045/046



Vancouver, B.C.                                     Sookochoff Consultants Inc.
July 31, 2005                                        Laurence Sookochoff, P.Eng

                              Claron Ventures Inc.
                          Geological Evaluation Report
                               Lucky Todd Property

                                TABLE OF CONTENTS

                                                                            page
Introduction                                                                 3.
Summary                                                                      3.
Property Description, Location & Access                                      4.
Physiography, Climate, and Vegetation                                        4.
Infrastructure                                                               5.
Water and Power                                                              5.
Area History                                                                 6.
Property History                                                             6.
Regional Geology                                                             7.
Property Geology                                                             8.
Mineralization                                                               8.
Phase I Exploration Program (Completed)                                      9.
Conclusions                                                                 10.
Recommended Exploration Program & Estimated Cost                            11.
Selected References                                                         12.
Certificate                                                                 13.

                                  ILLUSTRATIONS

Figure 1.     Location Map                                  following page   3.
Figure 2.     Claim Map                                     following page   4.
Figure 3.     Regional Geology                              following page   7.
Figure 4.     Relief Map                                    following page   9.
Figure5.      Aeromag Map                                   following page  10.

                                  APPENDICES

Appendix 1    Assay Certificate

INTRODUCTION

At the request of officials of Claron Ventures Inc. ("Claron") the writer prepared this evaluation report on the Lucky Todd Mineral Claim ground, the results of former and current exploration, and to recommend an exploration program to continue the exploration and development of the ground with a view to establish sufficient gold bearing reserves on which to base a productive economic operation.
Information for this report was obtained from sources as cited under Selected References and from personal reports the writer has written on the specific property.

SUMMARY

The Lucky Todd property is comprised of a twelve-cell claim block with an area of approximately 550 acres located in southwestern British Columbia, Canada, 22 miles west of Princeton, an historic mining center.

The property is situated to the west of the western periphery of the Nicola Belt of rocks within an area of Jurassic tonalite intrusives (Ljto), the Princeton Group of conglomerates (coarse elastics) and sedimentary (sandstones) and the Cretaceous Pasayton Group. The property appears to occur within the intrusives, however, the property is reported to be underlain by the Pasayton Group, which in this location, is comprised of mainly grits and shale. Intrusive stocks, plugs, and dykes are common on and peripheral to the property.

The mineralization at the Lucky Todd showings is reported to occur in poorly defined zones and disseminations hosted by a shear within greenstones and associated intrusives. Evidence of copper mineralization is reportedly observed for approximately 2,000 feet above the valley floor in a northerly trending mineralized zone that has been explored by eleven adits for an aggregate footage of more than 600 feet.

Sulphides within the shear zones include chalcopyrite, pyrite, bomite, and tetrahedrite with reported assays of Trace Au; 11 oz Ag/ton; and 1.6% Cu across 50 inches. In addition to the shear zone mineralization there is reported mineralization of pyrite and chalcopyrite as a stockwork hosted by granodiorite of the Eagle Plutonic complex and as porphyry related gold, with assays of 0.69 oz Au/ton over an unreported width. The location of this zone is not known.

A 1980 exploration program over ground covering the Lucky Todd workings reportedly resulted in the delineation of a pronounced VLF-EM anomaly, some correlative high copper and high silver values, and a significant geochemical anomaly of an elongated zone of high copper values paralleling the strike of the large VLF-EM anomaly.

In a July 2005 initial exploration program completed on the Lucky Todd Property, by Claron Ventures Inc. a selected grab sample from the adit 1 dump returned 2.129% copper.

An exploration program of data compilation, followed by geochemical and geophysical surveys' is recommended to delineate potentially economic mineral zones hosted by the Lucky Todd structure.


LUCKY TODD CLAIMS (PROPERTY) DESCRIPTION, LOCATION & ACCESS

The property consists of a 12-cell claim covering an area of approximately 500 acres. Particulars are as follows:

Claim Name        Cells        Tenure No.        Expiry Date
----------        -----        ----------       --------------
Lucky Todd          4            509396         March 22, 2006
Lucky Todd 2        8            516354           July 8, 2006

The property is located in southwestern British Columbia, Canada, 22 miles west of Princeton at the confluence of Vuich and Railroad Creeks and within one mile southwest of the junction of Vuich Creek with the Tulameen River.

Favourable access is provided by gravel road from Tulameen, a small community some 16 miles north of Princeton, for 16 road miles westward to, and through, the central portion of the property.

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PHYSIOGRAPHY (FIGURE 3), CLIMATE, AND VEGETATION

The property is situated within a mountainous region at the western edge of the Douglas Plateau, which is within the physiographic area designated as the Interior Plateau of British Columbia The property area is one moderate to steep mountainous slopes with incised valleys. Elevations range from 3,350 feet within the Vuich Creek valley at the northeast of the Property, to 4,450 feet along an east-facing slope of a mountain. Much of the property covers low to moderate relief within the Railroad and Vuich Creek valleys.

The region is situated within the dry belt of British Columbia with yearly rainfall between 10 and 12 inches. Temperatures during the summer months could reach a high of 85 F with an average of 40 ; the winter temperatures could reach a low of -20 with an average of 15 F. On the property, snow cover on the ground could be from December to April and would not hamper a year-round exploration and/or development program.

There are adequate sites on and/or peripheral to the property for potential tailings storage areas, waste disposal areas and processing plant sites.

INFRASTRUCTURE

Princeton, a historic mining centre, would be a source of experienced and reliable exploration and mining personnel and a supply for most mining related equipment. Princeton has a non-commercial airport that could be used to fulfill the immediate requirements for an active exploration and/or development program on the property. Otherwise, commercial airline services are provided at Penticton, some 55 air miles distant.

Vancouver, a port city on the southwest corner of, and the largest city, in the Province of British Columbia, is 100 air miles east-southeast of the property and less than one hour by air from Penticton.

WATER AND POWER

Sufficient water for all phases of the exploration program could be available from the many creeks that are located within the confines of the property. Electrical power may be available from a high voltage transmission line that is within twenty miles east of the property.

Diesel-electrical power would be required in the initial stages of development and production.

AREA HISTORY

The history of the immediate area stems the late 1890's when copper deposits were discovered in the area. It was not until the discovery of placer gold near Princeton that the copper discoveries gained interest and the first claims were staked in 1892 at Copper Mountain, 10 miles east of Princeton,. After years of exploration and development, and the increase in copper prices resulting from higher wartime copper prices, a 2,000 ton per day concentrator was built to process the ores mined at Copper Mountain, however, the concentrator only began treating ore in 1925. To 1936 the concentrator had treated 34,775,101 tons of ore, mostly from underground operations, producing 613,139,846 pounds of copper, 187,294 ounces of gold, and 4,384,097 ounces of silver.

Exploration and underground development continued to 1970 resulting in ore reserves estimated at 76 million tons averaging 0.53 per cent copper. In the same year a concentrator was constructed with a capacity of 15,000 tons per day.

PROPERTY HISTORY

Underground exploration and minimal surface development was completed on the Lucky Todd showings prior to 1937. According to the 1937 BC Minister of Mines Report, the workings consist of a little surface work and eleven adits of an aggregate footage of more than 600 feet. The adits are all crosscuts except in two instances, and many have been abandoned either before reaching their objective or because results were not promising.

In 1980, a magnetic, VLF-EM & soil geochemistry survey was completed over the then Lucky Todd claim group that included the Lucky Todd showings. D. Mark, Geophysicist of Geotronics Surveys Ltd, in a report on the program dated May 28, 1981 reported that: a pronounced VLF-EM anomaly probably reflects underlying structure, eg, a shear or fault zone; there was some correlation of high copper and high silver values; an elongated zone of high copper values, parallel to the strike of the large VLF-EM anomaly, is the most significant geochemical anomaly; and high copper concentrations were recorded close to Vuich Creek.

REGIONAL GEOLOGY

Copper Mountain is situated near the southern terminus of the Nicola Belt, a northerly trending terrain some 25 miles wide extending from near the United States border to Kamloops Lake, united by similar stratigraphy and tectonics, and noted for its large number of copper mines and prospects. The terrain has as its fundamental rock unit the Upper Triassic Nicola Group, composed mainly of basaltic andesite flows and pyroclastic rocks with greywacke, argillite, and reefoid limestone, although the stratigraphy is still poorly known. The belt is largely bounded by plutons but has older rocks on parts of it s eastern periphery. Structurally it is characterized by much faulting which generally includes older east-west and northwest trending structures cut by later north trending ones, the largest of which is the Summers Creek and Quilchena Creek to Nicola Lake and Moore Creek.

NICOLA GROUP

The Nicola Group within the map-area includes a variety of volcanic rocks, sedimentary bodies that are directly related to the volcanic suite. The volcanic rocks are generally rocks that are largely of volcanic derivation, and minor dykes, sills, and irregular intrusive andesites.

PRINCETON GROUP

The Princeton Group is comprised of units of conglomerates and sandstones, volcanics, and extrusive rocks.

At Copper Mountain the conglomerates and sandstones are comprised of coarse boulder conglomerate and minor sandstone. The conglomerate contains rounded pebbles, cobbles, and boulders suggesting that the conglomerate probably occupies an ancient stream course that followed a fault. Interbeds of sandstone occur within the conglomerate.

The volcanic formation is comprised of both extrusive and intrusive phases. The most common rock type is the extrusive and is of fine-grained oxyhornblende andesite porphyry. This rock is grey to brownish grey where fresh, but can be pink, brick red, or light green depending on the degree and type of oxidation and weathering. It is typified by a fine-grained, quartz-poor matrix with needles of basaltic hornblende that are commonly preferentially oriented and up to five millimeters long. Associated with the andesite flows are subordinate amounts of tuff, lapilli tuff, and, in places, coarse volcanic breccia.

PASAYTON GROUP

Rocks of the Pasayton Group, as occurring at the Copper Mountain area, consist of volcanic rocks and predominantly sedimentary rocks that are comprised of massive grit, dark and sandy argillite, purple volcanic rocks, and conglomerate.

PROPERTY GEOLOGY (FIGURE 4)

The property is situated to the west of the western periphery of the Nicola Belt of rocks. A northerly trending zone of Late Jurassic aged, unnamed, tonalite intrusives (Ljto) occurs adjacent to the western border of the Nicola Group for approximately four miles to a contact with the Eocene aged Princeton Group of conglomerates (coarse elastics) and sedimentary (sandstones). The property is located within the intrusive within half a mile of the contact. To the west of the Princeton Group and approximately one mile west of the property, is a thrust fault contact with the Cretaceous aged Pasayton Group of coarse elastics and sedimentary rocks.

The property appears to occurs within the tonalite intrusives as indicated on the Regional Geology Map (Figure 4), however, the property is reported to be underlain by the Pasayton Group, which in this location, is comprised of mainly grits and shale. Intrusive stocks, plugs, and dykes are common on and peripheral to the property. The interrelated rock type proximal to an intrusive/sediment contact is a common occurrence.

According to the British Columbia MINFILE Report 092H240 This copper showing is on the east bank of Vuich Creek, 100 metres east of the mouth of Railroad Creek and 20 kilometres southwest of Tulameen.

MINERALIZATION

The mineralization at the Lucky Todd showings is reported to occur in poorly defined zones and disseminations hosted by a shear within greenstones and associated intrusives. Evidence of copper mineralization is reportedly observed for approximately 2,000 feet above the valley floor in a northerly trending mineralized zone that has been explored by eleven adits for an aggregate footage of more than 600 feet.

Reported mineralization in one adit at an elevation of 4,550 feet, 770 feet above the road and paralleling the creek, is of a copper-bearing shear-hosted zone that is terminated after 25 feet by a fault. The shear (same?) again is exposed in the last 15 feet of the 60-foot drift. Sparse pyrite and chalcopyrite occur over a width of between three and six feet. A second adit 60 feet to the south, driven in partly sheared greenstone near a contact with diorite, shows traces of mineralization.

A third adit 100 feet north from the first and 15 feet higher reveals a westerly-dipping zone of shearing with easterly-dipping components and flat rolls. Near the end of the northwesterly trending adit, a southerly-dipping fault in greenstone and some talcose schist, with slight evidence of mineralization is exposed. The adit was driven on a greenstone with talcose shear exposed in an open-cut at the portal where mineralization is evident over a normal width of 15 feet in both easterly and westerly-dipping bands. Sulphides include chalcopyrite, pyrite, bomite, and tetrahedrite. A reported sample across 50 inches at the west side of this exposure returned: Trace Au; 11 oz Ag/ton; and 1.6% Cu.

The BC Government MINDEP files on the "Superior; Lucky Todd; Reilly" report the significant minerals as pyrite and chalcopyrite as a stockwork hosted by granodiorite of the Eagle Plutonic complex and as porphyry related gold, as well as porphyry Cu Mo Au. The MINDEP file includes an assay of 0.69 oz Au/ton over an unreported width.

PHASE I EXPLORATION PROGRAM (COMPLETED)

In the Phase I exploration program completed for Claron Ventures Inc., the following was completed:

     1) Prospecting was done to locate the MINDEP reported porphyry style stockwork zone of copper/gold mineralization;

     2) Samples were taken from Adit 1 (770 feet above the road) of the Lucky Todd shear zone which adit is as described in the Mineralization section of this report.

     3) An additional eight cells were staked peripheral to the original Lucky Todd claim

RESULTS OF PHASE I EXPLORATION PROGRAM

          1) The prospecting failed to locate the zone of MINDEP reported porphyry style Intrusive-hosted copper/gold mineralization.

          2) Sample Results from the Adit 1 area are reported in Table I



TABLE I

Sample                          Type                                    Description                   %Cu
------------  ----------------------------------------  -------------------------------------------  -----

LUCKY TODD 1  Dump grab                                 Heavy chalcopyrite in greenstone             1.657
------------  ----------------------------------------  -------------------------------------------  -----
LUCKY TODD 2  Chip across 2.5 feet at portal            Sparse pyrite and chalcopyrite               0.026
------------  ----------------------------------------  -------------------------------------------  -----
LUCKY TODD 3  Dump grab                                 Moderate pyrite and chalcopyrite in breccia  2.129
------------  ----------------------------------------  -------------------------------------------  -----
LUCKY TODD 4  Chip across 4.0 feet 1 0 feet into drift  Sparse pyrite and chalcopyrite               0.039
------------  ----------------------------------------  -------------------------------------------  -----


          3) The eight newly-staked cells adjoining the Lucky Todd claim to the west, north, and the east and are designated as the Lucky Todd 2 claim.

CONCLUSIONS

The Lucky Todd property covers two types of mineral zones; a shear zone hosting significant values in copper and an intrusive-hosted potential porphyry copper-gold mineral zone. The shear zone, although hosting inconsistent, spotty and discontinuous copper values, has the potential of containing continuous mineral zones of "ore-grade" values. The known zone is ideally situated for economic mining methods, being above the valley floor where a production drift can be driven on the zone at the valley level and the mineral zone developed and mined by a series of raises and stopes.

The porphyry type copper-gold mineralization, although reported to be within the confines of the property but not located, indicates the potential for large tonnage, consistent grade mineralization; potentially a Princeton type deposit.

RECOMMENDED EXPLORATION PROGRAM & ESTIMATED COST

A continuing exploration program of initial prospecting, sampling, and mapping to determine the prime localities of mineralization on which to focus concentrated exploration. Systematic sampling of the veins and host rock with analysis of the vein material would be required to determine the nature of the veins and potential mineral controls.

Phase I     (Completed)

Phase II
       Coverage of the Lucky Todd property in prospecting
       and a VLF-EM survey over the shear zone
                                                                        7,500.00
Phase III
       Sampling and geological mapping of the veins within
       anomalous zones
                                                                       15,000.00
Phase IV
       Test diamond drilling of the prime targets
                                                                       30,000.00
                                                                     -----------
                Total Estimated Cost                                 $ 52,500.00
                                                                     ===========


Phase II of the recommended exploration program is estimated to take three weeks to complete.

It is the author's opinion that the geological character of the Lucky Todd property is of sufficient merit to justify the recommended exploration program.

                                         Respectfully submitted
                                         Sookochoff Consultants Inc.

                                         /s/ Laurence Sookochoff, P. Eng.
                                         Laurence Sookochoff, P. Eng.

Vancouver, BC
July 31, 2005

SELECTED REFERENCES

MINFILE - 092H240 Superior; Lucky Todd; Reilly

PRETO, V.A. - Geology of Copper Mountain. Bulletin 59 Ministry of Energy, Mines
               and Petroleum Resources. 1972.

RICE, H.M.A. - Geology and Mineral Deposits of the Princeton Mp-Area, British
               Columbia. Geological Survey of Canada. Memoir 243, 1960.

SOOKOCHOFF, L. - Geological Report on the Lucky Todd Property for Royalon
                 Ventures Inc. 1980.

                                   CERTIFICATE

I, Laurence Sookochoff, of the City of Vancouver, in the Province of British Columbia, do hereby certify:

That I am a Consulting Geologist and principal of Sookochoff Consultants Inc. with an office address at 1305-1323 Homer Street, Vancouver, BC V6B 5T1.

I, Laurence Sookochoff, further certify that:

1) I am a graduate of the University of British Columbia (1966) and hold a B.Sc. degree in Geology.

2)   I have been practicing my profession for the past thirty-eight years.

3) I am registered and in good standing with the Association of Professional Engineers and Geoscientists of British Columbia.

4) The information for this report is based on information as itemized in the Selected Reference section of this report.

5) I do not have any direct or indirect interest in the Lucky Todd Mineral Claim nor in the securities of Claron Ventures Inc.

                                               Laurence Sookochoff, P. Eng.

                                               /s/ Laurence Sookochoff, P. Eng.


Vancouver, BC
July 31, 2005

                                   Appendix 1

                                ASSAY CERTIFICATE















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